EXHIBIT 99.1

NewsRelease

TransCanada Sends Letter to U.S. Department of State
Letter Refutes EPA’s Comments on Keystone XL Environmental Analysis

Calgary, Alberta – February 11, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has sent a letter to the U.S. Department of State that highlights the company’s official response to the February 2 comment letter from the U.S. Environmental Protection Agency (EPA) on the Department of State’s Final Supplemental Environmental Impact Statement (FSEIS) for Keystone XL.

“TransCanada disagrees with any suggestion that the Department of State has not fully and completely assessed the environmental impacts of Keystone XL,” said Russ Girling, TransCanada’s president and chief executive officer.  “We also reject the EPA’s inference that at lower oil prices, Keystone XL will increase the rate of oil sands production and greenhouse gas emissions.  This conclusion is not supported by the conclusions drawn in the FSEIS or by actual market prices and production rates since TransCanada first applied for Keystone XL in 2008.

“Nevertheless, we will assist State in reviewing the issues raised by the EPA related to current low oil prices and their impact on greenhouse gas emissions associated with the pipeline should State determine that further review is required.”

Girling is pleased that, in its letter, the EPA recognized the progress the State Department and TransCanada have made in addressing concerns raised by the EPA almost two years ago.  The EPA wrote: “The Final SEIS is comprehensive and provides responses to our April 2013 comments on the Draft SEIS.”  The EPA also acknowledged a stronger analysis of oil spill prevention, including TransCanada’s preparedness, response, mitigation and clean-up plans.

The EPA letter notes that “until ongoing efforts to reduce greenhouse gas emissions associated with production of the oil sands are more successful and wide spread, the Final SEIS makes clear that, compared to reference crudes, development of the oil sands crude represents a significant increase in greenhouse gas emissions.”

A more meaningful comparison should be to the heavy crude oils from Mexico, Venezuela and Saudi Arabia that Keystone would actually displace rather than a comparison to a basket of ‘reference crudes’ that includes predominantly light, low-GHG crudes.  The oil that would flow through the pipeline to Gulf Coast refineries will be both from the light oil plays in the U.S. Bakken and also heavy oil from the Canadian oil sands.

The EPA also argued that the FSEIS concluded construction of Keystone XL could change the economics of oil sands development and result in increased production and GHGs if oil prices remain low.

This statement does not accurately reflect what State concluded: “the dominant drivers of oil sands development are more global than any single infrastructure project.  Oil sands production and investment could slow or accelerate depending on oil price trends, regulations and technological developments, but the potential effects of those factors on the industry’s rate of expansion should not be conflated with the more limited effects of individual pipelines.”

Looking forward, oil production in both Canada and the U.S. is forecast to continue to grow and much of the growing production is being transported by rail.  Rail loading capacity in Western Canada  has increased from 200,000 bpd in 2013 to a projected 1 million bpd by the end of this year.  In the U.S., Bakken rail movement of crude oil increased from 200,000 bpd in 2008 to 800,000 bpd in 2014.

The EPA suggested that falling oil prices should change the assessment of Keystone’s environmental impact.  The FSEIS concluded that the oil sands would be developed regardless of whether the pipeline was built.  The EPA wrote in its letter: "given the recent variability in oil prices, it is important to revisit these conclusions.”

Short- and medium-term fluctuations in oil prices do not significantly impact whether the oil sands will be developed.  When TransCanada filed its initial Presidential Permit application for the project in 2008, oil prices were in the $40 per barrel range.  Since then, prices have ranged between $110 and $39 per barrel.

“Even with price volatility, oil has been making its way to market,” concluded Girling.  “Oil sands and U.S. Bakken production are both up by one million barrels per day since 2008.  So it is clear that building or not building Keystone XL will not cause production to go up or down nor does the pipeline significantly exacerbate the problem of GHG emissions.”

To read a copy of the letter sent to the Department of State, please click here.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

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